UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549 FORM N-17f-2 Certificate of Accounting of Securities and Similar	OMB Number: 3235-0360 Expires: July 31, 2006 Estimated average burden hours per response…………….1.0

Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number: 811-7874				Date examination completed: May 31, 2005
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
JPMorgan Investment Trust
4. Address of principal executive office (number, street, city, state, zip code):
Stephanie Dorsey, 1111 Polaris Parkway, Suite 2J, OH1-1235, Columbus, OH 43240

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                All items must be completed by the investment company.

2.                Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of J.P. Morgan Investment Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from December 31, 2004 (the date of our last examination), through May 31, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from December 31, 2004 (the date of our last examination), through May 31, 2005, with respect to securities reflected in the investment account of the Trust.

J.P. Morgan Investment Trust

By:	Stephanie J. Dorsey
Name of Company Official

Treasurer
Title

March 15, 2006
Date

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Trustees of J.P. Morgan Investment Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about J.P. Morgan Investment Trust (the “Trust”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2005.  Management is responsible for the Trust’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 31, 2005 (the “Examination Date”), and with respect to agreement of security purchases and sales, for the period from December 31, 2004 (the date of our last examination), through May 31, 2005:

•                  Count and inspection of all securities of the Trust located in the vaults of the JP Morgan Chase Bank, New York (the “Custodian”) at 4 New York Plaza, 11th Floor, New York, NY 11245 and at 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

•                  Confirmation of all securities of the Trust held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

•                  Reconciliation of all securities shown on the books and records of the Trust to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

•                  Comparison of selected security positions held by the Custodian at foreign sub-custodians to advices of transaction balances as of the transaction date immediately prior to the Examination Date provided by foreign sub-custodians to the Custodian;

•                  Confirmation of all repurchase agreements and underlying collateral with brokers/banks;

•                  Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust to broker confirmations;

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the J.P. Morgan Investment Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 15, 2006